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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
CRYOPORT, INC.
Full Name of Registrant

Former Name if Applicable
20382 Barents Sea Circle

Address of Principal Executive Office (Street and Number)
Lake Forest, California 92630

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On August 10, 2010, the Registrant announced that it had signed agreements with various institutional investors and accredited investors for a private placement of common stock and warrants to purchase common stock with estimated net proceeds of approximately $3.0 million. Subsequent to the signing of the agreements but prior to the closing of the financing, the Registrant determined that certain anti-dilution provisions added to the form of purchase agreement and form of warrant at the request of certain institutional investors prior to their execution would trigger a default under the securities purchase agreements entered into by the Registrant in connection with its prior debenture financings in October 2007 and May 2008. Consequently, the Registrant has delayed the closing of the private placement while it negotiates an amendment to the terms of the private placement such that no default is triggered under the securities purchase agreements relating to the prior debenture financings. Because the private placement transaction constitutes a material subsequent event to the Registrant’s quarterly financial statements for the period ended June 30, 2010, the Registrant is not able to timely file its Form 10-Q for the quarter ended June 30, 2010 pending the negotiation with, and execution by, the investors of the amendment. The Registrant expects the amendment to be finalized, and the closing of the private placement to occur, later this week.

The Registrant fully expects to be able to file within the additional time allowed by this report.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Mark R. Ziebell	714	427-7000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CRYOPORT, INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 17, 2010	By	/s/ Larry G. Stambaugh

Larry G. Stambaugh
Chief Executive Officer